UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-36073

       ENZYMOTEC LTD.

(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha’Emeq 2310001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Pursuant to the notice for the 2017 Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) of Enzymotec Ltd. (the “Company”) that was published on November 2, 2017 and was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on November 2, 2017, the Company hereby furnishes the proxy statement and form of proxy card for the Meeting. The Meeting is scheduled to be held on Monday, December 11, 2017 at 5:00 p.m. (Israel time). Copies of the proxy statement and form of proxy card are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

The information in this Form 6-K (including in Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZYMOTEC LTD.
Date: November 17, 2017	By: /s/ Dror Israel Name: Dror Israel Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy statement for the 2017 Annual and Extraordinary General Meeting of Shareholders of the Company to be held on December 11, 2017.
99.2	Proxy card for the 2017 Annual and Extraordinary General Meeting of Shareholders of the Company to be held on December 11, 2017.